UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer
Ace Pickleball Club Media LLC

Legal Status of Issuer

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Nevada

Date of Organization:
June 19, 2026

Physical Address of Issuer
33 Mansell Court, Roswell, GA, 30076

Website of Issuer
https://www.acepickleballclub.com/

Is there a Co-Issuer? ______ yes __x____no.

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of a(n) eight (8.5%) commission based on the dollar amount of the

Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $19,500 advance setup fee and $4,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Class B Units

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,562.50

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$4,989,800

Deadline to reach the Target Offering Amount:
August 11, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
2

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

*Reflects the financial results for the Crowdfunding Issuer, Ace Pickleball Club Media LLC. The Issuer was recently formed on June 19, 2026 and has not yet completed its first fiscal year.

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
AUGUST 11, 2026

Ace Pickleball Club Media LLC

Up to $4,989,800 ("Maximum Amount") of up to 4,880,000 securities
including an aggregate $109,800 in Investor Transaction Fees

Ace Pickleball Club Media LLC (the "Company," "we," "us", "Issuer" or "our"), is offering up to **$4,989,800** (the "Maximum Offering Amount") worth of Class B Units of the Company (the "Securities" or singularly the "Security") at a price of **$1.00** per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum Target Offering Amount is **$25,562.50** (the "Target Offering Amount") (collectively, the "Offering"). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by August 11, 2027 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 11, 2027. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $511.25. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 2.25% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $500 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE

SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Company Overview

Ace Pickleball Club Media, LLC ("APCM") is a vertically integrated media company initially focused on the rapidly growing sport of pickleball with the goal of expanding into sports, health, and wellness. The Company develops and operates owned media channels, live experiences, and marketing services designed to connect players, brands, clubs, and industry stakeholders through high-quality content and targeted advertising.

Business Model

Unlike traditional pickleball media companies that rely primarily on a single publication or social media presence, APCM is building an ecosystem of complementary businesses that reinforce one another and create multiple revenue opportunities.

The Company's primary operating divisions include:

Beyond the Bounce – a digital and print media brand producing original editorial content, newsletters, interviews, educational articles, video programming, podcasts, and social media content focused on pickleball culture, instruction, health, travel, equipment, and industry news.
Courtside XP – an experiential advertising business focused on retail digital signage, audio, brand activations, and other live experiences designed to engage consumers and sponsors.
Hi Digital Group – a marketing agency specializing in digital advertising, creative services, branding, website development, lead generation, and media buying for service-based and retail businesses including sports, health, wellness, and adjacent markets.
The Company expects to generate revenue from a diversified mix of sources, including:

- Advertising sales
- Brand sponsorships
- Corporate partnerships
- Digital marketing services
- Event sponsorships
- Event registration fees
- Print and digital publication advertising
- Newsletter advertising
- Website advertising
- Podcast sponsorships
- Video sponsorships
- Affiliate marketing
- Merchandise
- Licensing opportunities
- Premium content subscriptions
- Future technology and media products

A significant competitive advantage of APCM is its strategic relationship with Ace Pickleball Club, one of the largest indoor pickleball club operators in the United States. While APCM operates independently, it expects to benefit from preferred access to a highly engaged pickleball audience through in-club media opportunities, digital channels, events, and strategic marketing relationships. There can be no assurance that these relationships will continue indefinitely or produce anticipated results.
Management believes the pickleball industry remains in the early stages of commercialization and expects increasing demand from consumer brands, equipment manufacturers, healthcare companies, travel providers, financial services firms, and other advertisers seeking access to the sport's rapidly expanding participant base. The Company intends to position itself as a leading media platform within this growing ecosystem.

Competitors

The Dink Pickleball, The Kitchen Pickleball, and Pickleball Magazine. There are also other digital advertising agencies and experiential media networks with which the Company will be competing.

Industry

Pickleball's media and market landscape has boomed into a multibillion-dollar industry. The sector currently features media brands like The Dink, Pickleball Magazine, and The Kitchen.
Key segments of the current pickleball media and market include: Digital Media & News: Outlets like The Dink Pickleball include online coverage, publishing newsletters, running podcasts, and hosting amateur circuits. Entertainment: The sport has penetrated mainstream pop culture with Apple TV original media projects like the sports comedy feature film, The Dink. Equipment & Lifestyle: The market features a large retail ecosystem. Players can track paddle specs, reviews, and brands via resources like Pickleball Central.

Current Stage

The Company is in the commercialization stage and is currently launching its initial operating businesses. While pre-revenue, management has completed organizational formation, brand development, strategic partnerships, and business planning and expects to begin revenue generation following the launch of its media properties.

Future Roadmap

The Company will expand on its base with Ace Pickleball Club and expand its revenue from a diversified mix of sources, including:

- Advertising sales
- Brand sponsorships
- Corporate partnerships
- Digital marketing services
- Event sponsorships
- Event registration fees
- Print and digital publication advertising
- Newsletter advertising
- Website advertising
- Podcast sponsorships
- Video sponsorships
- Affiliate marketing
- Merchandise
- Licensing opportunities
- Premium content subscriptions
- Future technology and media products

The Company will do this by maximizing its relationships in the pickleball industry and other sports, fitness and lifestyle industry partners. To do this, the Company plans:
Phase I:

Launch Ace Pickleball Club Media, publish inaugural issue of Beyond the Bounce, launch website and newsletter, expand Hi Digital Group, and onboard founding advertising partners.

Expand digital audience, increase publication frequency, grow podcast and video programming, launch in-club digital advertising network across Ace Pickleball Club locations.

Phase II:
Introduce Courtside XP experiential events, expand branded content offerings, increase sponsorship inventory, pursue strategic media partnerships.

Scale nationally through additional distribution channels, expand advertising platform, launch new media products and subscription offerings where appropriate.

Phase III:
Become the leading media, marketing, and experiential platform serving the pickleball industry while expanding into adjacent active lifestyle categories.

Perks

If an investor purchases Units within the first 30 days of the Offering ("Time-based Perk"), the investor will receive an additional number of Units equal to 5% of what the Investor purchased ("Additional Perk Units"). The Time-based Perk begin on the day this Offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. Additional Perk Units qualified for by an Investor through the Time-based Perk will be issued within 5 business days of the closing of the Offering.

If an Investor purchases 5,000 or more Units ("Value Perk"), that Investor will receive an additional number of Units equal to 5% of what the Investor purchased. The Value Perk shall expire upon the closing of the Offering. Additional Units qualified for by an Investor through the Value Perk will be issued within 5 business days of the closing of the Offering.
The Time-based Perk and Value Perk may be combined during the first 30 days of the Offering. However, in no event will an Investor receive Additional Perk Units equal to more than 10% of the number of Units purchased by the Investor.

Fractional Units will not be distributed and Additional Perk Units will be determined by rounding up to the nearest whole share.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Additional Perk Units and will not receive any compensation related to the Additional Perk Units.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Jay Diederich
Current Role: CEO of Ace Pickleball Club, LLC
Positions Held with the Issuer:

- **Position:** Manager
- **Service Dates:** 06/2026 - Current
  Responsibilities: Strategic planning, operation of the Company

Other Business Experience (Past Three Years):

- **Employer:** Ace Pickleball Club LLC
  Affiliate or Subsidiary of Issuer: Yes
  Title: CEO
  Service Dates: 11/2022 - Current
  Responsibilities: Running of the business, operations, marketing, and member experience

Name: Joseph Sexton
Current Role: Manager
Positions Held with the Issuer:

- **Position:** Manager
- **Service Dates:** 06/2026 - Current
- **Responsibilities:** Strategic planning, operation of the Company and implementation of the business plan

Other Business Experience (Past Three Years):

- **Employer:** Ace Pickleball Club, LLC
  Affiliate or Subsidiary of Issuer: Yes
  Title: President
  Service Dates: 12/2022 - Current
  Responsibilities: Strategic planning, driving growth, franchise strategy and execution, marketing. Drives the commercial architecture and operational execution.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in an investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products and services, that people think it's a better option than a competing product or service, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it may not succeed
Even if the maximum amount is raised in the Offering, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it may have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may be required to raise more capital.
We may need access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that may be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been

reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can exceed 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.00. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

ADDITIONAL RISKS

Risks Relating to Our Business and Our Industry

Revenue Risk
A substantial portion of anticipated revenue is expected to come from advertising, sponsorships, subscriptions, and marketing services. Advertising, sponsorships and marketing spending is cyclical and may decline during economic downturns or changes in customer marketing budgets.

Competition
The Company competes with established sports media companies, pickleball-focused publishers, social media creators, podcasts, digital marketing agencies, event organizers, and other content creators. Some competitors may have greater financial resources, larger existing audiences, and longer operating histories.

Early Stage Company
We are a pre-revenue early-stage company. Our company was formed on June 19, 2026, under the laws of the State of Nevada, and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our products, services, and technology. We expect our operating expenses will increase for the near term, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

Dependance on Key Personnel
We are currently dependent on a few key personnel. Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

Qualified Talent
Our failure to attract and retain highly qualified personnel in the future could harm our business. As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

Risks Relating to Regulation of our Business and Industry

Investors Must Undertake their own Due Diligence
This Form C includes limited information regarding the Company, our current and future business and operations, our management, and our financial condition. While we believe the information in this Form C is accurate, such a document is not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Form C will not omit to state a material fact that a prospective investor may believe to be an important factor in determining if an investment in the Class B Units offered hereby are appropriate for such investor. As a result, prospective investors are required to undertake their own due diligence on the Company, our current and proposed business and operations, our management, and our financial condition to verify the accuracy and completeness of the information we are providing in this PPM. This investment is suitable only for investors who have the knowledge and experience to independently evaluate the Company, our business, and prospects.

Dependence On Management
In the early stages of development, the Company's business will be significantly dependent on the Company's Development Team. The Company's success is particularly dependent upon the founders and Managing Members, Jay Diederich and Joseph Sexton. The loss of any of these individuals could have a material adverse effect on the Company.

Competing Interests
Our Managers, Jay Diederich and Joseph Sexton, also devote time to other related business activities, including operation and growth of Ace Pickleball Club and affiliated businesses. As a result, they may not devote all of their professional time to the Company. While we believe these related businesses provide strategic advantages, including access to audience, content, industry relationships, and commercial opportunities, competing demands on management's time could delay certain initiatives or otherwise adversely affect the Company's operations and financial performance.

Increases in the costs of materials caused by inflation, global conflicts, government policy, pandemics, and climate risks could adversely affect our results of operations

Supply chain risk could increase our costs and limit the availability of critical materials and supplies for operations. The markets for materials are particularly volatile due to factors beyond our control, such as limited sources, seasonal shifts, governmental policy, climate conditions, recent inflationary trends, military and geopolitical conflicts, and industry demand. Any such changes may negatively impact our members and guests and could adversely affect sales, guest and member numbers and the Company as a whole.

Customer Base and Market Acceptance
Pickleball is the fastest-growing sport in the United States across all age groups. The Company's overall target customer demographics are males and females ages 8 to 80. If the popularity of pickleball significantly diminishes or the Company cannot expand its customer base in relation to the growing acceptance of pickleball as a preferred sport, it will have a materially adverse effect on the Company's present and future business activities and growth.

Trends in Customer Preferences and Spending
The Company's operating results may fluctuate significantly from period to period due to various factors, including customer purchasing patterns, pickleball popularity as a sport, competitive pricing, debt service, principal payments, and general economic conditions. There is no assurance that the Company will be successful in marketing its services, and operational excellence or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Risk Related to our reliance on third-party license for the "Ace Pickleball Club" brand
Our business, marketing, and sales efforts are dependent on our licensing agreement with Ace Pickleball Club LLC for the "Ace Pickleball Club" brand. Our ability to generate revenue from products and services incorporating this brand is contingent upon the continued validity and enforceability of this license. The loss or termination of this license for any reason would have a material adverse effect on our business, financial condition, and results of operations. Our license with Ace Pickleball Club is subject to termination or non-renewal under certain conditions. While we believe we are in compliance with the terms of our agreement, there is no guarantee that the licensor will not find grounds to terminate it. Furthermore, the license is set to expire in 15 years, and there is no assurance that we will be able to renew it on commercially reasonable terms, or at all. Any termination or failure to renew could require us to cease all use of the brand and discontinue products that are dependent on the license, severely impacting our business. Additionally, we do not have complete control over the reputation and quality standards associated with the "Ace Pickleball Club" brand, which are largely controlled by the licensor and its affiliates and franchisees. If the licensor or other licensees of the brand fail to maintain high-quality standards or if their actions damage the brand's reputation, our business and financial performance could be negatively affected. Any negative publicity or controversy involving the licensor could also harm our company through association. Our success is also dependent on Ace Pickleball Club, LLC and its affiliates continuing to invest in and market the brand. If the licensor reduces its efforts or resources allocated to the brand, our ability to grow and market our products under the license could be limited.
Finally, we could become involved in intellectual property disputes involving the licensed brand. If the licensor is unable to protect its intellectual property, or if another party asserts that our use of the brand infringes on their rights, we could be forced to litigate or discontinue our use, incurring significant costs.

Our business is subject to data security risks, including security breaches
We, or subsidiaries on our behalf, collect, process, store, and transmit substantial amounts of information, including information about our customers and partners. We take steps to protect the security and integrity of the information we collect, process, store, or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts. Security breaches, computer malware, computer hacking attacks, and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our subsidiaries, affiliates, or vendors in the future. Large Internet companies and websites have, from time to time, disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security. Our third-party vendors and we are at risk of suffering from similar attacks and breaches. Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches, and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. In addition, a party who can illicitly obtain a member or guest's identification and password credentials may be able to access the customer's account and certain account data. Any actual or suspected security breach or another compromise of our security measures, whether as a result of hacking efforts, denial-of-service attacks, viruses,

malicious software, break-ins, phishing attacks, social engineering, or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing members and guests or acquire new ones, require us to expend significant capital and other resources to address the breach and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not adequately reimburse us for direct losses caused by a security breach or indirect losses due to resulting member or guest attrition. We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information, or other personal information or to introduce viruses through trojan horse programs or otherwise through our computers, smartphones, tablets, or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. These events or circumstances could materially adversely affect our business, financial condition, and operating results.

Turmoil of Markets
During the last recession, the lending and capital markets experienced considerable turmoil, and many financial institutions sought federal assistance or failed. In the event of a failure of a lender, investor in the Company, or counterparty to a financial contract, its obligations to the Company under a financial contract (or other commitment) to which the Company faces credit or other financial risks might not be honored. Should a financial institution or other party fail under a financial contract (or other commitment) to which the Company faces credit or other financial risks, our ability to meet our obligations could be negatively impacted, which could materially and adversely affect us.

Unanticipated Obstacles to Execution of the Business Plan
The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital and personnel-intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable, considering current economic and legal conditions, as well as the skills, background, and knowledge of the Company's management and advisors. Management reserves the right to modify the Company's strategies in response to future events.

Management Discretion as to Use of Proceeds
The net proceeds from this Offering will be used for the purposes described under in this Form C The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company and its members to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to the application and allocation of the net proceeds of this Offering. Investors for the Class B Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control By Management
All of the Company's Class A Units are owned by Ace Pickleball Club, LLC. Ace's Managing Members own 100% of Ace's outstanding Class A units and approximately 2% of Ace's Class B units. Class B Members will own a minority percentage of the Company and have minority voting rights. See "OPERATING AGREEMENT". Class B Members will not be able to control either a vote of the Company's Managers or any appointed officers.

Return of Profits
The Company may retain any initial future earnings to fund operations and expand the Company's business. A member will be entitled to receive revenue profits proportionate to the Membership Units held by that member as described in the Operating Agreement. The Company's Managers will determine if profits are distributed based upon the Company's results of operations, financial condition, capital requirements, and other circumstances

No Assurance of Protection for Proprietary Rights; Reliance on Trade Secrets
In some instances, the Company may rely on trade secrets to protect intellectual property, proprietary technology, and processes that the Company has acquired, licensed, developed, or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies to protect proprietary rights and for competitive reasons, even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain, given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties regarding the use of intellectual property, technology information, and data, which may be deemed proprietary to others.

Dilution
Any future issuances of equity securities may dilute the ownership interests of existing members, including holders of the Class A Units and the Class B Units.

Limited Transferability and Liquidity
To satisfy the requirements of certain exemptions from registration under the Securities Act and to conform with applicable state securities laws, each investor must acquire its Class B Units for investment purposes only and not with a view toward distribution. Consequently, certain conditions of the Securities Act may need to be satisfied before any sale, transfer, or other disposition of the Class B Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Class B Units sold, and the manner in which they are sold. The Company can prohibit any sale, transfer, or disposition unless it receives an opinion of counsel provided at the holder's expense in a form satisfactory to the Company, stating that the proposed sale, transfer, or other disposition will not result in a violation of applicable federal or state securities laws and regulations. There is no public market for the Class B Units, and no public market should be expected to develop. Accordingly, investors should be prepared to hold their investment for an indefinite period. Transfers of the Class B Units are subject to restrictions under applicable securities laws and the Company's Operating Agreement, and investors may be unable to sell, transfer, or otherwise liquidate their investment when desired or at all.

Long Term Nature of Investment
An investment in the Class B Units may be long-term and illiquid. As discussed above, the offer and sale of the Class B Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing Class B Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, investors of Class B Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Any Valuation at this stage is difficult to assess
This is a fixed-price Offering, which means that the Offering Price for the offered Class B Units is fixed and will not vary based on the underlying value of our assets at any time. Management has determined the Offering Price in their sole discretion without the input of an investment bank or other third party. The fixed Offering price for the offered Class B Units has not been based on appraisals of any assets we own or may own or of the Company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed Offering price established for the offered Class B Units may not be supported by the current value of the Company or our assets at any particular time.

The Company has arbitrarily set the Offering Price
The Company has set the price of its Class B Units at $1.00 per Class B Unit. Valuations for companies at this stage are purely speculative. An independent third party has not validated the Company's valuation and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of the Company. You should not invest if you disagree with this valuation.

Related Party Agreements
Ace Pickleball Club, LLC ("Ace"). Ace is the sole holder of the Company's Class A Units. Ace has subsidiaries and affiliated entities that provide services that the Company needs. The Company may enter into transactions with Ace Pickleball Club and other entities that are owned, controlled, or managed by our Managers or their affiliates. Although we believe these relationships provide strategic and operational benefits, including access to audience, content, distribution, facilities, and commercial opportunities, these transactions may present conflicts of interest because they may not be negotiated on terms that would be available from an unaffiliated third party. As a result, investors will rely on the Managers to determine that such transactions are in the best interests of the Company.

Projections: Forward-Looking Statements
Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the expansion of the Company's operations and marketing plans, and other factors influencing the business of the Company. Based on present circumstances, the projections are based on Management's best estimate of the probable results of the Company's operations and have not been reviewed by Ace's independent accountants. These projections are based on several assumptions, which Management believes are reasonable. However, some assumptions upon which the projections are based will invariably not materialize due to the inevitable occurrence of unanticipated events and

circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Risks Relating to the Shares and the Offering

Lack of Independent Valuation
Any valuation at this stage is difficult to assess. The Company has set the price of the securities in this offering at $1.00 per Unit plus an Investor Transaction Fee. This fee is intended to offset transaction costs, and through this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding; we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven prices. The valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

Ongoing Capital Needs
We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors. In order to continue to operate and grow the business, we may need to raise additional capital beyond this current financing round by offering Units of existing Class A or Class B Units, and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

Investor Transaction Fee
The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Lack of a market for Units
There is no current market for any Units of the Company's equity. There is no formal marketplace for the resale of the Company's Units. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Changing Economic Conditions
Consumer discretionary spending and corporate advertising budgets are sensitive to broader economic conditions. Inflation, recession, or other macroeconomic factors may reduce demand for the Company's products and services.

No Assurance of Profitability
Although management believes there is significant market opportunity, there can be no assurance that the Company will achieve profitability, generate positive cash flow, or provide returns to investors.

Lack of Liquidity
The securities offered are restricted securities. Investors should expect to hold their investment for an indefinite period, and there is currently no public market for the Company's securities. Investors may be unable to resell their securities or realize any return on their investment.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Ace Pickleball Club, LLC	4,581,224	Class A Units	46% of Authorized Units%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
The Company has not issued securities within the last three years.

THE COMPANY'S SECURITIES

The Company’s Securities
The Company has authorized Class B Units. As part of the Offering, the Company will be offering up to 4,880,000 shares of Class B Units.

Securities Class Information for Current Regulation CF Offering
Class B Units
The number of securities authorized is 5,377,960 with a total of 4,880,000 outstanding.

Voting Rights
Actions requiring Class A and Class B Member approval: (a) Authorize or issue any New Units greater than 25% of the then authorized Units; and (b) Incur any indebtedness, pledge or grant liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in a single transaction or series of related transactions, or more than $10,000,000 in the aggregate at any time outstanding.

Material Rights
The Class A Units and Class B Units are treated the same regarding allocations and distributions as set forth in the Operating Agreement. When a Distribution as the Managers deems appropriate, such Distribution is to be made (i) first to the Class A Members and the Class B Members, in proportion to the amount of each such Member’s total unreturned Capital Contribution bears to the aggregate amount of all unreturned Capital Contributions of all such Members, until the cumulative amount distributed to such Members; and (ii) second, to the Class A Members and the Class B Members pro rata in proportion to the respective ownership interests. Each Class A and Class B Member (each a “Preemptive Member”) has the right to purchase such Preemptive member’s Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Securities Class Information for Other Authorized Securities

Minority interest

As a minority investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: $9,959,184

Valuation Details:
As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors

typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Related Party Transactions

Ace Pickleball Club, LLC ("Ace") owns all of the Class A Units in the Company and is the controlling member of the Company. The Managers of the Company are Joseph Sexton and Jay Diederich, who are also the respective President and CEO of Ace.
Ace has granted a license to the Company for the Ace name and certain intellectual property. This license is integral to the business plan and success of the Company. The license has an annual fee of $1.00.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering
The company currently has no debt or obligations, but has a built-in audience and customer base based on its relationship with Ace Pickleball Clubs.

Company's Cash and Cash Equivalents
The Company currently does not have cash or cash equivalents, but will use the proceeds from the sale of Class B Units to operate and grow.

Company's Liquidity and Capital Resources
The Company has no debts or income currently, but has working relationships with Ace Pickleball Club affiliate entities to provide services to implement its business plan.

Company's Capital Expenditures and Other Obligations
The Company has no current obligations for capital expenditures or commitments.

Company's Historical Results of Operations
N/A

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements
N/A

Company Debt
0

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Footnote	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Raise	Percentage of Proceeds for a Maximum Raise
Intermediary Fees	1	$2,172.81	8.50%	$424,133.00	8.50%
Content Creation and Technology	1	$3,834.38	15.00%	$748,470.00	15.00%
Building a sales force		$1,278.13	5.00%	$249,490.00	5.00%
Physical audience growth and marketing		$3,834.38	15.00%	$748,470.00	15.00%
Digital audience growth and marketing		$3,834.38	15.00%	$748,470.00	15.00%
Organizing and hosting events		$1,278.13	5.00%	$249,490.00	5.00%
Experiential Ad network		$1,278.13	5.00%	$249,490.00	5.00%
Agency expansion		$3,834.38	15.00%	$748,470.00	15.00%
Working capital		$4,217.81	16.50%	$823,317.00	16.50%
Total		$25,562.50	100%	$4,989,800.00	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

1 - Each of the categories in Use of Proceeds will be adjusted by Management as needed to maximize the use of the funds and grow the business.

Disqualification
Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website https://www.acepickleballclub.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at http://www.investacepickleballclub.com, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ JAY DIEDERICH
(Signature)

JAY DIEDERICH
(Name)

MANAGER
(Title)

August 11, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ JAY DIEDERICH
(Signature)

JAY DIEDERICH
(Name)

MANAGER
(Title)

August 11, 2026
(Date)

/s/ JOSEPH SEXTON
(Signature)

JOSEPH SEXTON
(Name)

MANAGER
(Title)

August 11, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Financial Statements

Ace Pickleball Club Media LLC

(a Nevada Limited Liability Company)

Audited Consolidated Financial Statements

As of the date of inception June 19, 2026

Audited by

Alice.CPA LLC

A New Jersey CPA Company

Consolidated Financial Statements

Ace Pickleball Club Media LLC

Table of Contents

Independent Auditor's Report

August 7, 2026
To the Prospective Investors of Ace Pickleball Club Media LLC
Roswell, Georgia

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Ace Pickleball Club Media LLC (the "Company"), which comprise the consolidated balance sheet as of the date of inception June 19, 2026, and the related statements of income, changes in member's equity, and cash flows for the date then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Ace Pickleball Club Media LLC as of the date of inception June 19, 2026, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of Ace Pickleball Club Media LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate,

they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
August 7, 2026

ACE PICKLEBALL CLUB MEDIA LLC
CONSOLIDATED BALANCE SHEET
As of June 19, 2026 (inception date)
(Audited)

ASSETS	
Current Assets	
Cash	$ -
Total Current Assets	-
Non-Current Assets	
Due from member	-
Total Non-Current Assets	-
Total Assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ 1,307
Total Current Liabilities	**1,307**
Total Liabilities	**1,307**
Member's Equity	
Capital contributions	-
Accumulated deficit	(1,307)
Total Member's Equity	**(1,307)**
Total Liabilities and Members' Equity	**$ -**

The accompanying footnotes are an integral part of these financial statements.

ACE PICKLEBALL CLUB MEDIA LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For the Period Ended June 19, 2026 (inception date)
(Audited)

Revenues	**$**	**-**
Operating Expenses		
Formation fees		1,307
Professional services		-
Total Operating Expenses		**1,307**
Net Loss	**$**	**(1,307)**

The accompanying footnotes are an integral part of these financial statements.

ACE PICKLEBALL CLUB MEDIA LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 19, 2026 (inception date)
(Audited)

	Member Units	Capital Contributions	Accumulated Deficit	Total Member's Equity
Balance as of June 19, 2026 (date of inception)	-	$ -	$ -	$ -
Capital contribution	-	-	-	-
Net loss	-	-	(1,307)	(1,307)
Balance as of June 19, 2026	-	$ -	$ (1,307)	$ (1,307)

The accompanying footnotes are an integral part of these financial statements.

ACE PICKLEBALL CLUB MEDIA LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period Ended June 19, 2026 (inception date)
(Audited)

Cash Flows from Operating Activities		
Net loss	$	(1,307)
Changes in operating assets and liabilities:		
Accounts payable		1,307
Net cash used in operating activities		-
Cash Flows from Financing Activities		
Capital contribution		-
Cash provided by financing activities		-
Net change in cash		-
Cash at beginning of year		-
Cash at end of year	$	-

The accompanying footnotes are an integral part of these financial statements.

ACE PICKLEBALL CLUB MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE DATE OF INCEPTION JUNE 19, 2026
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Ace Pickleball Club Media LLC (the "Company") was incorporated in the State of Nevada on June 19, 2026. The Company operates as a holding entity for a diversified media and marketing platform through its wholly-owned subsidiaries, Courtside XP LLC and Hi Digital Group LLC, both formed in Nevada on June 19, 2026.

- Courtside XP LLC is an experiential advertising group designed to leverage the Ace Pickleball Club ecosystem to provide advertisers direct access to members and guests through display, audio, and in-club activations.

- Hi Digital Group LLC is a digital marketing agency focused on human-driven intelligence, utilizing tools such as Buxton Analytics to tailor branding and advertising campaigns for both SMBs and national brands.

As of June 19, 2026, the Company had not commenced operations and is expected to incur losses before achieving positive retained earnings. These conditions raise substantial doubt about the Company's ability to continue as a going concern (see Note 5). Management intends to fund operations over the next twelve months through capital raises and revenue-generating activities. Failure to obtain additional short-term financing may result in cessation of operations. The accompanying financial statements do not include any adjustments that might arise from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

The Company's fiscal year ends on December 31st. These financial statements cover the inception date of June 19, 2026.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash

Cash consists of funds held in the Company’s checking and savings account. These balances are carried at face value, which approximates fair value due to their short-term nature. As of June 19, 2026, the Company does not yet have any cash in bank.

Accounts Payable

As of June 19, 2026, accounts payable is classified as a current liability in the accompanying financial statements. These balances represent obligations to third party for services received in the ordinary course of business.

Accounts payable are recorded at cost, which approximates fair value due to their short-term nature, and are typically settled within the agreed payment terms. Management evaluates outstanding balances regularly and considers all amounts to be fully payable within the normal operating cycle.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of June 19, 2026, the carrying amount of the Company’s financial liability approximate their fair value, and no assets required fair value measurement at that date.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of the date of inception June 19, 2026, the Company had not begun recognizing sales.

Organizational Costs

ACE PICKLEBALL CLUB MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE DATE OF INCEPTION JUNE 19, 2026
(AUDITED)

In accordance with FASB ASC 720, organizational costs, including costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – MEMBER’S EQUITY

As of June 19, 2026 (date of inception), the Company has issued 4,581,224 Class A units to Ace Pickleball Club, LLC, a Nevada limited liability company. Ace Pickleball Club, LLC is the Company's founding member and controlling owner and is therefore considered a related party. The Company operates under a brand licensing agreement with Ace Pickleball Club, LLC, and the Company's Managers, Jay Diederich and Joseph Sexton, also serve as the Chief Executive Officer and President, respectively, of Ace Pickleball Club, LLC.

No capital contributions have been made, and no capital contribution receivables have been recognized or recorded.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 19, 2026.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company’s ability to continue is dependent upon management’s plan to raise additional funds capital contributions from Members, and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

ACE PICKLEBALL CLUB MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE DATE OF INCEPTION JUNE 19, 2026
(AUDITED)

NOTE 6 – SUBSEQUENT EVENTS

Subsidiary Entity Formation

On July 15, 2026, the Company established Beyond the Bounce Media LLC, a wholly owned subsidiary incorporated in the State of Nevada. The subsidiary was formed to engage in content production and distribution with a focus on pickleball and other sports. Management notes that this industry remains highly fragmented, with numerous small participants and no dominant market leader.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $4,880,000 in membership units to prospective investors via Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through August 7, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified that require adjustment or disclosure in the financial statements.

Exhibit C

PDF of Campaign Landing Page

5% BONUS SHARES END SEPT 10 | 30 DAYS : 09 HRS : 01 MIN : 28 SEC | INVEST BEFORE IT ENDS →

APCM
ACE PICKLEBALL CLUB MEDIA

Market | Companies | Audience | Team | Investor Education | Discussion | INVEST NOW

REGULATION CROWDFUNDING NOW OPEN

AT THE INTERSECTION OF SPORTS AND RETAIL MEDIA.

Ace Pickleball Club Media (APCM) is building the definitive media ecosystem for America's fastest-growing sport, leveraging both digital and physical distribution networks to create a one-of-a-kind platform for audience engagement and revenue generation.

PRICE PER SECURITY* **$1.00 / unit**

*A 2.25% investor processing fee will be added to all investments.

$500	+5% Bonus Units	+5% Bonus Units
MINIMUM INVESTMENT	INVEST BY SEPT 10, 2026	INVEST $5,000 OR MORE

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THE MARKET

THE UNTAPPED POTENTIAL.

Pickleball is now the fastest-growing sport in America, up **+479%** since 2020, with organized play in **60+ countries**. We believe the current media infrastructure serving this industry is fragmented, solely dependent on digital engagement, and narrowly focused on redundant topics. Because of this, the current media landscape offers limited value to its audience and advertisers.

Based on the approach taken by existing outlets, the opportunity has emerged for an independent voice to cover stories that don't fit the industry narrative. APCM will challenge the status quo and push the envelope beyond the redundancy of current topics relentlessly covered today. Consumers are ready to move beyond surface-level coverage and we believe this industry deserves, and demands, a deeper conversation.

24.3M	+479%	60+	$6.8T
US PLAYERS (2025)	GROWTH SINCE 2020	COUNTRIES W/ ORGANIZED PLAY	GLOBAL WELLNESS INDUSTRY

SOURCES: SFIA Topline Report ↗ Global Wellness Institute, 2025 ↗ World Pickleball Federation ↗

THE COMPETITIVE EDGE

DIGITAL + PHYSICAL.

Most media companies are online only. Pioneering companies are leveraging their physical footprint to build media empires. APCM has a physical distribution network leveraging relationships with local and national brands, private and public infrastructure, and 30+ owned club locations across 20 states, and projected to grow to 120+ across 45 states by 2030.

DIGITAL STACK

- Newsletter (200k+ subscribers)
- Website (2.5M+ annual visits)
- Digital Magazine
- Podcast Network
- Video & Streaming
- Social Media (40k+ followers)

APC PHYSICAL NETWORK

- 30+ club locations
- 25k+ active members
- 1.5M+ annual in-person visits
- Physical onsite branding, display & audio advertising
- Live events & tournament activations
- Product sampling & experiential campaigns

ALREADY BUILT

THE FOUNDATION.

APCM's existing audience, relationships, and club network give us distribution that takes competitors years to build.

ACE PICKLEBALL CLUB

30,000+	2,500,000+	25,000+	1,500,000+	205,000+
SOCIAL FOLLOWERS	ANNUAL WEBSITE VISITORS	CLUB MEMBERS	ANNUAL CLUB VISITS	SUBSCRIBERS

READY TO GO DEEPER?
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COMPANY STRUCTURE

THREE BRANDS. ONE ECOSYSTEM.

Multiple independent and synergistic streams across all three brands. No single point of dependency.

Ace Pickleball Club Media is the holding company. Beneath it, three purpose-built operating companies have been created to capture the full value, potential, and engagement of the audience.

HI Digital Group — MARKETING SERVICES

BEYOND THE BOUNCE — CONTENT & MEDIA

COURTSIDE XP — EXPERIENTIAL ADVERTISING

HI Digital Group

HUMAN INTELLIGENCE. DIGITAL EXECUTION. REAL GROWTH.

A cash-flow-generating services business combining human insights with digital systems to build smarter strategies and better outcomes for growing brands.

REVENUE MODEL

- Agency Retainers
- Campaign Management
- Audience Development
- Marketing Strategy



Last 30 days (Jun 20 - Jul 19)
Red Light
2,180
Free Visit Start Now
1,196
Starter Series Engagement
356
Spent
$ 2,937.58
Total
Starter Series (
Free Visit
Red Light
Intro to Pickleball
CPC (All)
$ 0.80
$ 0.46
$ 0.76
$ 0.42

STRATEGY
Growth strategies grounded in human insights, habits, and in depth data

SYSTEMS
Integrated and bespoke digital systems that scale efficiently

CREATIVE
Curated design built to engage your target audience

GROWTH
Optimized campaigns that deliver measurable ROI

analysis

BEYOND THE BOUNCE

CONTENT THAT ENGAGES AND BUILDS AUDIENCE

The audience-building engine of the platform, owned media that compounds reach over time. Serves consumers across every digital touchpoint through premium editorial, audio, and video content.

CHANNELS

Newsletter | Website | Digital Magazine | Podcast | Video | Social Media | Streaming

REVENUE MODEL

Advertising | Sponsorships | Affiliate Revenue | Subscriptions | Partnerships



BEYOND THE BOUNCE
Celebrating the people, brands, innovation, and culture shaping pickleball.
New to Pickleball?
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ACE
PICKLEBALL CLUB
Carnival

COURTSIDE XP

EXPERIENTIAL ADVERTISING IN THE REAL WORLD

Physical brand connections inside sports, entertainment, and retail locations. Where advertisers reach consumers in the moment, on the court, and not just on a screen.

REVENUE MODEL

Court & Venue Branding | Tournament Sponsorships | Experiential Campaigns | Display & Audio Advertising

TOUCHPOINTS

01 Physical Onsite Branding

02 Display Advertising

03 Audio Advertising

04 Product Sampling

05 Event Activations

06 Tournament Sponsorships

THE OPPORTUNITY

THE RISE OF RETAIL MEDIA.

The most profitable companies of the next decade won't just sell products or services, they'll monetize their audience attention. Retailers and platforms with owned distribution are the future of media networks.

APCM sits at the exact intersection of a captive, rapidly expanding, affluent, and health-conscious audience accessible across digital channels and in physical spaces. This is the playbook the biggest companies and new pioneers are adopting.

PLANET FITNESS

PF MEDIA NETWORK

Monetizes gym-goer attention through in-club digital screens and owned digital channels.

DOORDASH

DOORDASH ADS

Turned delivery customers into a high-value advertising audience for CPG and restaurant brands.

UBER

UBER ADVERTISING

Passengers and drivers became a captive audience for targeted brand campaigns.

WALMART

WALMART CONNECT

Retail visits and purchase data converted into one of the fastest-growing ad networks in the US.

APCM'S POSITION

We own the audience, we own the physical spaces, and we own the content. Brands targeting active, affluent, community-driven consumers pay premium CPMs to reach this demographic.

THE PEOPLE BEHIND THE PLATFORM

BUILT BY OPERATORS.

Decades of media, marketing, and brand-building experience, united around an enormous sports media opportunity.



JAY DIEDERICH

FOUNDER + CEO

APCM

Jay has spent 18+ years building brands at scale. As the visionary behind Ace Pickleball Club's growth to 30+ locations, he now leads APCM's mission to own the definitive media and marketing platform for America's fastest-growing sport.



JOE SEXTON

CO-FOUNDER + PRESIDENT

APCM

Joe brings 19+ years of strategic growth experience for both emerging and blue-chip brands. He drives the commercial architecture and operational execution behind APCM's expansion.



NICHOLAS MITCHELL

TECH INTEGRATION MANAGER

APCM

Nicholas connects APCM's media and marketing platforms through seamless technology integrations, ensuring every system from analytics to content delivery operates in sync across all subsidiaries.



KARIE DANIEL

DIR. DIGITAL MARKETING

HI

Expert in paid media strategy and performance analytics. Karie operates APCM's full-funnel digital acquisition and retention programs across all subsidiaries.



MICHAEL "MOOKIE" MCDEVITT

SVP, STRATEGIC PARTNERSHIPS

APCM

Mookie drives the brand relationships, sponsorships, and commercial development that expand APCM's reach. With a background in media buying, strategic accounts, and brand endorsements, he turns

partnerships into platform growth.



HANNAH MACDONALD

MARKETING & DESIGN COORDINATOR

Hannah brings brands to life through graphic design, photography, and social media content. A University of South Carolina fine arts graduate, she leads the visual storytelling that gives APCM its distinct personality across every platform.



JAMES SIMMONS

DIGITAL MARKETING SPECIALIST

James builds and operates the performance marketing infrastructure that powers APCM's paid media engine. Specializing in Meta, Google, and SMS campaigns, he ensures every dollar is tracked, attributed, and optimized for scale.



JARRETT "J MAC" MCCONNICO

SR. DIRECTOR, AD SALES

With 20+ years in marketing, advertising, radio, TV, and digital media, J Mac has helped hundreds of local businesses grow across the US. At APCM he drives national partnerships and sponsorships that amplify the brand at every level.



ALLIE CHAVEZ

CONTENT MANAGER

Shapes APCM's editorial voice and content output, ensuring every piece of media connects with the pickleball community and meets platform-quality standards.



BRANDI DECOVSKY

EDITORIAL MANAGER

20+ years in marketing, communications, and creative services. Brandi brings deep content strategy and brand storytelling experience to APCM, overseeing editorial output across digital, social, and email channels.

INVESTOR EDUCATION

Important information about investing in a Regulation Crowdfunding offering. Please read carefully before investing.

WHY INVEST IN STARTUPS?

HOW MUCH CAN I INVEST?

HOW DO I CALCULATE MY NET WORTH?

WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY CROWDFUNDING INVESTMENT?

WHO CAN INVEST IN A REGULATION CF OFFERING?

WHAT DO I NEED TO KNOW ABOUT EARLY-STAGE INVESTING? ARE THESE INVESTMENTS RISKY?

WHEN WILL I GET MY INVESTMENT BACK?

CAN I SELL MY SHARES?

WHAT HAPPENS IF A COMPANY DOES NOT REACH THEIR FUNDING TARGET?

HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING?

WHAT IF I CHANGE MY MIND ABOUT INVESTING?

HOW DO I KEEP UP WITH HOW THE COMPANY IS DOING?

WHAT IS APCM'S PRE-MONEY VALUATION?

WHAT RELATIONSHIP DOES THE COMPANY HAVE WITH DEALMAKER SECURITIES?

SEC FILINGS | OFFERING CIRCULAR

JOIN THE MOVEMENT.

Become an owner of America's next great sports media empire.

PRICE PER SECURITY* **$1.00 / unit**

*A 2.25% investor processing fee will be added to all investments.

$500	+5% Bonus Units	+5% Bonus Units
MIN. INVESTMENT	BY SEPT 10, 2026	$5,000 OR MORE

Invest $5,000 or more by Sept 10, 2026 to get 10% Bonus Units

INVEST NOW

SEC Filings | Offering Circular

DOWNLOAD THE INVESTMENT DECK

FIRST NAME *

Jane

LAST NAME *

Doe

EMAIL ADDRESS *

jane@example.com

PHONE

(555) 000-0000

By checking the box below, you agree to receive communications from Ace Pickleball Club Media. You can unsubscribe anytime.

☐ I agree to receive other communications from Ace Pickleball Club Media.

To deliver your service, we need your permission to store and process your personal data.

READ THE DECK

DISCUSSION BOARD

Ask questions, engage with the team, and connect with fellow investors. All issuer communications regarding this offering are made publicly here.

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DISQU

APCM
ACE PICKLEBALL CLUB MEDIA

Investor Education Discussion Board SEC Filings Offering Circular

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Exhibit D

Subscription Agreement

SUBSCRIPTION AGREEMENT
Ace Pickleball Club Media LLC
(THE “COMPANY”)

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Ace Pickleball Club Media LLC

33 Mansell Court, Roswell, GA, 30076

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Units (the "Securities"), of Ace Pickleball Club Media LLC, a Nevada Limited Liability Company (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Articles of Organization and Operating Agreement dated June 19, 2026, included as an exhibit to the Offering Statement.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

(iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $4,989,800 (including Investor Transaction Fees). The Company may accept subscriptions until August 11, 2027 (the "Termination Date"). Providing that subscriptions for $25,562.50 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company

may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

Investors will be required to pay an Investor Transaction Fee of 2.25% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE

NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Ace Pickleball Club Media LLC
33 Mansell Court, Roswell, GA, 30076

If to a Subscriber, to Subscriber’s address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS]*

Ace Pickleball Club Media LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Units of Ace Pickleball Club Media LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Units**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Ace Pickleball Club Media LLC

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Ace Pickleball Club Media LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an “Accredited Investor” as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an “Accredited Investor”.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Units	Issuer: Ace Pickleball Club Media LLC (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Ace Pickleball Club Media LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Ace Pickleball Club Media LLC (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Ace Pickleball Club Media LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Ace Pickleball Club Media LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature: